Exhibit 99.32

Not for Distribution to the United States Newswire Services or for Dissemination in the United States

SANDSPRING NEWLY FINANCED AND ADDS NEW DIRECTORS; ANNOUNCES
RESULTS OF RECENT ANNUAL AND SPECIAL GENERAL MEETING AND
GRANT OF OPTIONS

March 29, 2010 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce that at the recent Annual and Special Meeting held by the Company on March 25, 2010, Mr. Gerald Grandey, President and CEO of Cameco Corporation, Mr. Brad Doores, VP and Assistant General Counsel of Barrick Gold Corporation and Mr. Abraham Drost, President of Sandspring Resources Ltd. were newly elected to the Board of Directors of Sandspring. They join Mr. John Adams, Mr. Greg Barnes, Mr. Mark Maier and Mr. Richard Munson, CEO of Sandspring Resources Ltd., who were all re-elected to the Board.

As announced on March 26, 2010, Sandspring has received gross proceeds of $12 million from a brokered private financing on a syndicated bought deal basis which closed March 26, 2010, and additional gross proceeds of approximately $2.5 million from an early warrant exercise program which was completed on March 25, 2010.

At the Annual and Special Meeting of the Company’s shareholders on March 25, 2010, a series of resolutions passed as follows:

•    The Board may set, by resolution, the number of Directors, within the minimum and maximum number set forth in the Company’s articles, between annual shareholder meetings ;
•    Directors newly elected to the Board were Brad Doores, Gerald Grandey and Abraham Drost;
•    Directors re-elected to the Board were John Adams, Greg Barnes, Mark Maier and Richard Munson;
•    Appointing KPMG LLP, Chartered Accountants as Auditors of the Company until the next meeting of the shareholders at a level of remuneration to be set by the Directors of the Company;
•    Approval of the Company’s Stock Option Plan set out in Appendix B of the Management Information Circular (“the Circular”); and

•    To continue the Company into the Province of Ontario (the “Continuance”), adopt a new general by-law for the Company under the Business Corporations Act (Ontario), change the registered office of the Company to an address in Ontario, and take such actions in furtherance of the Continuance as described in the Circular.

The Board of Directors approved on March 29, 2010 the grant of options to certain members of the Board of Directors and a consultant to acquire 630,000 common shares of the Company at a price of $1.60 per common share, which is equal to the offering price of the special warrants of the Company under its brokered private financing which closed on Friday, March 26, 2010, in accordance with the rules of the TSX Venture Exchange. The options are exercisable on or prior to March 27, 2015 subject to the provisions of the Company’s stock option plan.

The Company’s 100% controlled Toroparu gold-copper deposit is a potentially open-pittable deposit supported by an independent technical report pursuant to National Instrument 43-101, which sets out mineral resource estimates for the Toroparu project. The full NI 43-101 technical report may be viewed at www.sedar.com as publicly disclosed by Sandspring on May 20, 2009, or on the Company’s website.

Abraham Drost, President of Sandspring states "we are very gratified at the addition of two individuals of the caliber of Brad Doores and Jerry Grandey to the Board of Directors of Sandspring.  These gentlemen complement an existing group of Directors such as John Adams and Rich Munson, with a fine history of exploration, development and successful mineral production.  This outstanding Board is now also equipped with adequate working capital to begin to move Sandspring's Toroparu asset in the Republic of Guyana towards a production footing."

Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s new website at www.sandspringresources.com.

For Further Information, Please Contact:

Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has no obligation to update such forward-looking statements other than in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.